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Jeffrey P. Riedler, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated
Amendment No. 1 to Registration Statement on Form S-3
Filed June 9, 2009
SEC File No. 333-159374

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated June 1, 2009 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of Ligand Pharmaceuticals Incorporated (“Ligand” or the “Company”) as set forth below. On June 9, 2009, Ligand submitted (by EDGAR) Amendment No. 1 to its Registration Statement on Form S-3 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff by hand delivery.

For ease of reference, we have set forth the Staff’s comments and Ligand’s response to such comments below.

Incorporation of Certain Documents by Reference, page 16

1.	We note that the list of documents to be incorporated by reference into the filing does not incorporate by reference the company’s Form 8-K (Item 8.01) filed April 16, 2009. Please revise the list on page 16 to include this filing.

June 10, 2009

Ligand’s Response: Ligand has revised the Amendment in accordance with the Staff’s comment to incorporate by reference the Form 8-K filed by Ligand on April 16, 2009 and the Form 8-K filed by Ligand on June 1, 2009. Please refer to the revisions on page 16 of the Amendment.

Pending Confidential Treatment Request

2.	We note that you have a pending confidential treatment request. After any issues that arise during our examination of the request have been satisfied, we will consider a request for acceleration of the effective date of the registration statement.

Ligand’s Response: Ligand will not request acceleration of the registration statement until any issues that arise during the Staff’s examination of the confidential treatment request have been satisfied.

*     *     *

June 10, 2009

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3944. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Thomas J. Smith
of LATHAM & WATKINS LLP

Enclosures

cc:	Charles S. Berkman, Esq., Ligand Pharmaceuticals Incorporated
Scott N. Wolfe, Esq., Latham & Watkins LLP

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